UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Full Name of Registrant: MAXXAM Inc.

Former name if applicable: N/A

Address of Principal

Executive Office (Street and Number):	1330 Post Oak Boulevard, Suite 2000

Houston, Texas 77056

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K , 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company's Form 10-Q for the three months ended September 30, 2006 cannot be filed within the prescribed time period because an indirect wholly owned subsidiary of the Company, The Pacific Lumber Company, requires additional time to finalize information required for the Company's Form 10-Q. The Company expects that it will obtain the necessary information and file its Form 10-Q within the five-day extension provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
M. Emily Madison (Name)	(713) (Area Code)	975-7600 (Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Consolidated net income was $418.7 million for the third quarter of 2006, as compared to $4.3 million in the prior year period. During the third quarter of 2006, the Company's equity interest in Kaiser Aluminum Corporation ("Kaiser") was cancelled without obligation and, as a result, the Company reversed its net investment in Kaiser, resulting in a net gain of $430.9 million. Additionally, operating income at the Company's real estate segment declined $20.3 million in the third quarter of 2006, as compared to the prior year period, primarily due to a decrease in sales activity. The Company's forest products segment operating income of $5.0 million for the third quarter of 2006, as compared to an operating loss of $2.1 for third quarter of 2005, includes a gain of $5.3 million due to the sale of certain properties.

MAXXAM INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 8, 2006	By: /S/ M. EMILY MADISON M. Emily Madison Vice President, Finance and Interim Chief Financial Officer

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